FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __ No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1 AstraZeneca Head and Neck Cancer Trials dated 27th October 2016

27 October 2016 16:50

ASTRAZENECA HEAD AND NECK CANCER TRIALS

Following the recent update on clinicaltrials.gov, AstraZeneca confirms that the US FDA has placed a partial clinical hold on the enrolment of new patients with head and neck squamous cell carcinoma (HNSCC) in clinical trials of durvalumab as monotherapy and in combination with tremelimumab or other potential medicines. All trials are continuing with existing patients.
The partial clinical hold on new patient enrolment relates only to head and neck cancer. Trials for durvalumab in different cancer types, as monotherapy or in combination with tremelimumab or other potential medicines, are progressing as planned, with pivotal data in lung cancer anticipated in the first half of 2017.
The FDA's decision follows voluntary action by AstraZeneca to pause enrolment of new HNSCC patients while a detailed analysis is conducted of adverse events related to bleeding that were observed as part of routine safety monitoring of the Phase III KESTREL and EAGLE trials. Bleeding is a known complication in treatments of head and neck cancers primarily due to the nature of the underlying disease, the proximity of tumours to major blood vessels and use of prior cancer therapies, which may involve surgery and radiation.
AstraZeneca has submitted its analysis of the observed bleeding events to the FDA for review and is working closely with the Agency, providing the required information to resume new patient enrolment as soon as possible.
About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
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Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AstraZeneca PLC

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary